Exhibit 99.1

Shanda Games Announces Ex-Dividend Date of January 23, 2012 for Special Cash

Dividend

Hong Kong, China — January 12, 2012 — Shanda Games Limited (Nasdaq: GAME, the “Company”), a leading online game developer, operator and publisher in China, today announced that the Nasdaq has established the ex-dividend date for the special cash dividend declared by the Board of Directors on November 28, 2011. The dividend of US$0.51 per Class A or Class B ordinary share or US$1.02 per American Depositary Share (ADS) will be paid on January 20, 2012 to all shareholders or ADS holders of record as of December 20, 2011 (the “record date”). As the special cash dividend is expected to exceed 25% of the Company’s current ADS price, pursuant to the rules of the Nasdaq, the ex-dividend date is January 23, 2012, the first business day following the dividend payment date.

In addition, the Nasdaq will apply its due bill procedures, pursuant to which trades of the Company’s ADSs entered into before January 23, 2012 and settled after the record date (the “due bill period”) will have a due bill attached for the special cash dividend payable on January 20, 2012. This means that holders who purchase these securities during the due bill period (even if the trades are to be settled after that due bill period) are entitled to receive the special cash dividend, and sellers who sell the securities during the due bill period (even if the trades are to be settled after the due bill period) are not entitled to the special cash dividend. Investors who enter into trades to purchase ADSs on or after January 23, 2012 will not be entitled to the special cash dividend payable on January 20, 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games

Shanda Games Limited (Nasdaq: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties.

For more information about Shanda, please visit http://www.shandagames.com.

Contact

Shanda Games Limited:

Ellen Chiu, Investor Relations Director

Maggie Zhou, Investor Relations Manager

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@ShandaGames.com

Christensen:

Christian Arnell

Phone: +86-10-5826-4939 (China)

Email: carnell@ChristensenIR.com

Linda Bergkamp

Phone: +1-480-614-3004 (U.S.A.)

Email: lbergkamp@ChristensenIR.com